INVEST IN **ASHLEY BLACK EXPERIENCE**

Scientifically Proven Non-Invasive Tissue Regeneration for Health and Beauty



ashleyblackguru.com Houston TX

Retail | Female Founder | Medical Device | Ecommerce | Health and Fitness

LEAD INVESTOR



Korie Minkus Trevino

Ashley Black has dedicated herself to the science of self care. She exemplifies her commitment, as she has devoted her life to finding solutions with a voice that is respected and heard. Ashley's ability to deliver real answers for consumers globally has made her a highly respected innovator in the field of regeneration for health and beauty. And her products have made this science available in your very own home, at an affordable price for anyone. Ashley lives for her followers, as she guides them continually to finding the successful outcomes they deserve, when health care is at such a critical time globally. She teaches accountability and provides ongoing access to massive medical breakthroughs that are life changing. I am honored to invest in Ashley, as her purpose is in her commitment to revealing truth.

Invested $10,000 this round

Learn about Lead Investors

Highlights

1. PROFITABLE in 6 of the 7 years since launch, with over $120M revenue generated in eCommerce.
2. REVENUE growth of 30% in 2020, another 20% in 2021. LOYAL customers with 55% average repurchase rate
3. 6+MILLION community of highly engaged followers, growing monthly.
4. SCIENTIFIC products proven safe and effective in a peer reviewed and published study.

Our Founder



Ashley Black Founder

Best-Selling Author, Inventor. ABA's 2020 Entrepreneur of the Year; Forbes 5000 Fastest growing private companies #565; 1st TedX Fascia Talk, 7M+ Engaged Community. Built a $100M+ bootstrapped ecommerce brand of patented health & beauty products.

The brand is based on my lifelong struggle for health. Born with Juvenile arthritis, I sought better health solutions. After I developed a bone eating bacteria that robbed me of my hip and deteriorated my spine and almost took my life, I asked God to help me find a solution for my own health that I would share with the world. He did, and I am.

almost took my life, I asked God to help me find a solution for my own health that I would share with the world. He did, and I am.

A PURPOSE DRIVEN BRAND

ASHLEY BLACK: FOUNDER, INVENTOR, LEADER


What started as a MISSION has become a MOVEMENT, a COMMUNITY and a BUSINESS.
Inc. 5000
Fastest-growing private companies in America
IAOTP
Winner of IAOTP's top inventor and business innovator of the year
STEVIES 2020
Entrepreneur of the year in the 2020 american business awards
#1 national best selling book
TEDx
1st TEDx talk about fascia
2020 fitness and health accessory award
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Ashley Black has spent her entire life overcoming physical challenges. From Juvenile Rheumatoid Arthritis to a deadly bone infection in her late twenties, she was left crippled, in raging pain, and both doctors and holistic practitioners were out of answers.

Ashley believed she would have to heal herself to have a normal life. Ashley searched for both traditional cures and alternative therapies. Her journey led her to discover the little-known system of the body called "fascia", or connective tissue, and how to regenerate it in her own body.

Her ideas were so revolutionary that her self-healing modalities became a methodology and launched a 25-year career on the cutting edge of the health and beauty industries. She brought her methodology to famous celebrities and professional athletes, such as Leonardo DiCaprio and Derek Jeter, before deciding to bring her products and methodology to the masses.

Ashley was trying to recreate the celebrity treatments she provided with her hands, so that she could expose the everyday person to her health and beauty hacks. This lead her to invent her inaugural tool, The FasciaBlaster. In the process of launching, it was discovered that using the FasciaBlaster could eradicate cellulite and dramatically impact the quality of the skin. This discovery catapulted the FasciaBlaster from the small elite circles into mainstream America.


GROUND BREAKING RESEARCH
90% of Women Report Cellulite.
100% of Study Participants Saw Reduction or Eradication
"Conclusions: The present study provides evidence that fascia manipulation techniques (FMT), through use of the FasciaBlaster® devices (FBD), can decrease subcutaneous adipose tissue (SAT), and the appearance of cellulite in adult women over 12 weeks. Evidence also shows improved collagen remodelling and the overall safety of fascia manipulation and the FasciaBlaster® devices."
Cogent Journal of Medicine
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PROVEN PRODUCTS – SIMPLE AND EFFECTIVE
The FasciaBlaster system elicits the body's built in mechanisms. Use on body and face.
Using The Fascia Blaster Tools And System Products Simply:
01. Heat the tissue
02. Scrub the tissue
03. Cool the tissue
Face
Good fascia smooths, tightens, lifts skin, brightens
Cellulite
Restoring fascia eradicates cellulite with regular use
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THE BRAND

A digitally native, self-funded, purpose driven brand, innovating in health and beauty within a virtually untapped sector. Backed by science and driven by customers' life changing transformations, shared in an active and massive community.

Financially solid Award winning Media savvy Community fueled
KOL driven Market proven Primed for investment



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CURRENT PRODUCTS

The brand reputation supports ongoing product expansion. As a leading health and beauty KOL the brand can invent, improve or distribute varied product pipelines.



TOOLS
TOPICALS
KRYOPACKS
ACCESSORIES
WHITE LABEL
CO-BRANDED

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LOYAL CUSTOMERS

Customer satisfaction and engagement with the community and brand contribute to OVER 55% average repurchase rate.



Repurchase order month

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POWERFUL BRAND RECOGNITION

Over 1 trillion unique media impression. 450+ placements



"I think Ashley just put plastic surgeons out of business" - Debbie Matenopoulos- Hallmark



"It literally gets rid of cellulite."- KUWTK



BAZAAR

"In six weeks, my butt was up in the air. I lost two inches from my thighs. I have no more muffin top, and I see definition in my stomach."

"Why FasciaBlasters May Be the Cure to Everything from Cellulite to Wrinkles"



"Two Colombian coffees later, a jackhammer fascia blaster, and some sick beats and Shakira is BACK!! Even after 9 years together, I can still surprise her with my crazy tricks 😉💪💥"- IG

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GLOBAL IP EXCLUSIVE LICENSE


History of successful removal of knock-offs in retail, marketplace, and buy button.
Considerable resources have been invested strategically securing patents and trademarks to protect the brand domestically and abroad.
• 15 Registered & 5 Pending Patents
• 21 Active Trademarks
Global protection for combined bar and claw technology.
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BRAND PROTECTION AND COMPLIANCE

The Ashley Black brand is a disruptive company in the powerful pain and beauty industries. We gained momentum very quickly after launch, catapulting us into the mainstream. Our "overnight success" brought about incredible positive social media and press attention. It also brought about competitors and trolls that wanted to "cancel" us by using false FDA filings, fake news, and baseless lawsuits. For more on this experience, see our FAQs.

CUSTOMER PROFILE


Extensive questionnaires of thousands of users and potential users reveal not only demographics but physical and emotional needs of the audience
EMOTIONAL NEEDS
AGE
PHYSICAL NEEDS
A thorough third party audit of the Ashley Black audience has been realized in detail. They are 95% women ages 25-65 and 85% are college educated. The Company uses Neural Linguistic Programming to speak directly to followers.
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BRAND DISTRIBUTION

Over 93% of current revenue stems from sales on the branded eCommerce website in the US with most traffic driven through paid and organic social media ads. The growth plan for the next 24 months will expand the distribution channels to include international websites, US and International marketplaces, and boutique retail. The source of customer traffic will expand to increasingly stem from affiliate networks and professional partnerships.


2021
2022
2023
BRANDED WEBSITES
MARKETPLACES
ONLINE RETAIL
AFFILIATES
MARKETPLACES
SPECIALTY RETAIL
MARKETPLACES
TMALL
JD.COM
IN STORE RETAIL
target
SEPHORA
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Forward-looking projections cannot be guaranteed.

PROFESSIONAL DEMAND


98% of customers polled were seeking a professional for fasciablasting services. Over 50% said they desired weekly or monthly recurring services.



NEW PROFESSIONAL CHANNEL

(DC, PT, LAT, YOGA, LMT, Trainer)

Launching in Q1 2022, the Company has partnered with one of the leading Chiropractic instructors from Parker University to offer board certified live and virtual training programs for professionals using the products and methodology, co-led by Drs and Company trainers. The classes facilitate market expansion and add to brand awareness and credibility.

The Company will offer Professional Distribution via boutique retail and drop shipping options.

Launching in 2022, an internally developed APP (think Bumble meets SpaFinder) will connect the millions of followers in the Ashley Black US community to their local certified professional service provider. The Company drives traffic to certified professionals, helping to expand their business, who in turn become the brand ambassadors, an "Army of Ashley's" to educate the market and sell the products along with their services. The app will offer gift cards and a rating & review system initially, with additional functionality for community connection and education coming online in future periods.


FASCIA
ADVANCEMENT
ACADEMY
THE FUTURE OF SOFT TISSUE REGENERATION
Find Certified Professionals
CEU Program
Professional Ambassador
Franchises
E-Learning
Professional Content Creators

PROFITABLE GROWTH AND STRATEGIC INVESTMENT

Ashley Black launched the bootstrapped business in 2015 and has achieved over $120M in revenue solely through the Company's own website and limited exposure on Amazon. Lean, agile, and fiscally responsible, the Company is ready to capitalize on significant growth opportunities in both DTC and BTB global health and beauty markets.

2022 revenue is projected below at just over $26 million, with strong year to date sales performance looking to potentially accelerate growth even more.

$ in Thousands	2021	2022P	2023P	2024P	2025P	2026P	2027P
Branded Websites	$14,409	$20,135	$21,910	$28,457	$33,449	$37,243	$41,479
Marketplaces	$892	$3,515	$12,190	$21,198	$26,504	$32,369	$39,199
Retail	$0	$191	$5,658	$25,627	$39,555	$47,466	$56,959
Professionals	$69	$2,312	$14,565	$27,580	$41,456	$52,947	$64,796
Revenue	$15,370	$26,153	$54,323	$102,854	$140,964	$170,025	$202,433
Gross Profit	9,061	15,611	33,216	63,080	86,165	103,961	123,812
% Gross Margin	59%	60%	61%	61%	61%	61%	61%

EBITDA	$927	$2,266	$9,844	$26,339	$36,086	$44,583	$54,147
% Margin	6%	9%	18%	26%	26%	26%	27%

Forward-looking projections cannot be guaranteed.

ASSUMPTIONS

Branded website revenue attributed to affiliate sales will grow from 1% in 2021 to 29% in 2023, reducing reliance on costly digital prospecting ads, reducing marketing from 20% to 14% of revenue over that same period. Coupon or discount sites and certified professionals comprise 75% of the affiliate sales channel.

Marketplaces revenue from Amazon and other US sites is projected at 70% in 2022, dropping to less than 50% by 2024 as additional global markets are launched. The marketing expense necessary to launch new markets and grow the channel is budgeted at an average 20% of revenue for the first 12 months.

Retail channel costs are budgeted at 38% COGS, 10% commissions, and 10 - 20% in store and offsite marketing.

Professional revenue from live and online classes grows to over $2.5M in 2024, while the product sales growth for onsite retail and drop shipping is forecasted at $24M in that same period. The estimated churn for the FasciaFinder app monthly subscription for professionals is 8%.

USES OF CAPITAL

The Company is seeking up to $5M FIRST RAISE. Qualified round planned in 6 months.

Staff: 20%
Execs & Staff for Marketplaces, FAA, & Retail channels, FasciaFinder APP developer, social media marketing design and strategy staff, other support staff as needed to scale.

Fixed Assets: 5%
Product molds, warehouse equipment, FAA training equipment & IP registrations.

Inventory: 40%
Secure the supply chain, prevent stock outs and realize quantity discounts.

Marketing & AR: 15%
Establishing new sales funnels, loyalty program platforms, and offering terms necessary to expand into retail.

Working Capital Reserves: 20%